EXHIBIT 99.1

TRX Gold Extends Gold Mineralization of the Buckreef Main Zone to the Southwest

Including: 34.8 m @ 1.26 g/t incl. 10.0 m @ 3.08 g/t, and 16.5 m @ 2.01 g/t

TORONTO, Jan. 09, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce positive assay results from its exploration program which has provided another extension of known mineralization on the Buckreef Gold Main Zone (“Main Zone”) trend of approximately 200 m to the southwest and deeper under the historical South Pit.

The results are positive and significant for the Company as they continue to demonstrate: (i) continuity of gold mineralization along strike to the southwest of the Main Zone deposit; and (ii) continued gold mineralization under the (historical) South Pit. The deposit, therefore, remains ‘open at depth and on strike,’ and in addition to the 300 m extension of the northeast (announced previously), represents an additional 10% increase to the Main Zone deposit strike length, to now over 2.0 kms.

These results, combined with historical and shallow artisanal mine workings, located nearly an additional kilometer along trend to the southwest, are in the opinion of the Company’s geologists, strong evidence that economic gold mineralization could extend well beyond the known mineral resources (of 2.0 million ounces in the Measured and Indicated category and 0.6 million ounces in the Inferred category). The Company’s exploration program will continue to focus on discovering new trends, gold deposits and mineral resources at Buckreef Gold throughout 2023. The Company has drilled a total of 24 drill holes representing 4,255 meters in the southwest area and has a property wide program of 9,000 m of diamond drilling, 13,000 m of grade control drilling and 10,000 m of RC ‘sterilization’ drilling for fiscal 2023.

Highlights include:

  Hole BMDD250 intersected 34.80 m grading @ 1.26 g/t Au from 87.2 m, including 10.0 m grading @ 3.08 g/t from 89.9 m; and

  Hole BMDD275 intersected 16.5 m grading @ 2.01 g/t Au from 53.7 m, including 7.0 m grading @ 3.28 g/t from 56.0 m.

Notes: Sample Protocol QA/QC – see footnote below. Sampled widths are not true widths.

“More positive exploration results at Buckreef Gold! After extending known gold mineralization to the northeast on the Main Zone, we wanted to explore to the southwest and go beyond the defined mineral resource,” noted Stephen Mullowney, Chief Executive Officer of TRX Gold. “These wide-spaced results to the southwest of the Main Zone, lie beyond our existing mineral resource and include promising intercepts of good width and grade, similar to our current mining areas. In addition, we infill drilled inferred mineral resources under the south pit, which should upgrade resources from the inferred category.

Over the past year, our geologists continued to demonstrate an increased understanding of ‘the controls on gold mineralization’ at our developing gold mine. Therefore, it is with great excitement that I look forward to our exploration results in 2023, which will include the Anfield and Eastern Porphyry zones.”

Detailed results are shown in Table 1 and locations are shown in Figure 1 and Figure 2.

Table 1: Buckreef Main Zone South Drill Hole Sample Results Summary

Notes: Sample Protocol QA/QC – see footnote below. Sampled widths are not true widths.

Figure 1: Map Showing Location of Buckreef South Drill Holes and Their Result Highlights

Background and Exploration Rationale

The Buckreef Gold Mine Main Zone is orientated northeast – southwest between interpreted bounding shear zones at the margin of the east – west ‘Inner Arc’ greenstone belt. The principal foliation and shear fabric within the Main Zone is observed in core and the developing open pit to be NE-SW. Assuming dextral movement on the bounding shears and second order E-W shear zones, the Main Zone penetrative tectonic fabric is interpreted as being on Riedel shears. Therefore, it can be reasonably assumed that additional gold deposits could exist on the mine property with a similar orientation to the Main Zone (e.g. Bingwa) and the bounding structures (e.g. Tembo). The Company’s current hypothesis for the controls on gold mineralization is that Buckreef is an (Archean) shear zone hosted hydrothermal deposit.

Figure 2: Buckreef Gold Mine Special Mining Licence showing newly discovered gold mineral licence trends

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, Chief Operating Officer of TRX Gold, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Sample Protocol QA/QC

The sample chain of custody is managed by the Buckreef geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ or NQ sizes and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this release are from Buckreef South Resource Development drilling program. The intercepts confirm a continuity of mineralisation down dip and along strike to the southwest of the Buckreef main deposit. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the (drilled) length.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Investors

Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued gold mineralization along the strike to the southwest of the Main Zone deposit and under the (historical) South Pit, operating cash flow, gold recovery rates, estimation of mineral resources, ability to develop value creating activities, subsequent project testing, success, scope and viability of mining operations, and future exploration.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the Securities and Exchange Commission (“SEC”) and Canadian Securities Administrators. You can review and obtain copies of these filings from the SEC's website at www.sec.gov and the Company’s profile on www.sedar.com.

Investors are advised that the terms mineral resource and mineral reserve estimates disclosed in this press release have been calculated pursuant to Canadian standards which may differ from SEC reporting standards.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.

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